Exhibit 99.1

GRUPO TMM COMPANY CONTACT:
Jacinto Marina, Chief Financial Officer
011-525-55-629-8790
(Jacinto.marina@tmm.com.mx)
Brad Skinner, Senior Vice President
Investor Relations
011-525-55-629-8725
brad.skinner@tmm.com.mx
Luis Calvillo, Executive Vice President
and Media Relations
011-525-55-629-8758
(luis.calvillo@tmm.com.mx)

AT DRESNER CORPORATE SERVICES:
 Kristine Walczak (general investors, analysts and media)
312-726-3600
(kwalczak@dresnerco.com)

GRUPO TMM, S.A. ANNOUNCES EXTENSION OF EXCHANGE OFFERS AND
CONSENT SOLICITATIONS FOR ITS 9 1/2 % SENIOR NOTES DUE 2003 AND
10 1/4 % SENIOR NOTES DUE 2006

Mexico City, February 12, 2003 - Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A) announced today that it has extended the expiration date of its previously announced exchange offers for all of its outstanding 9 1/2 % Senior Notes due 2003 and its 10 1/4 % Senior Notes due 2006. The exchange offers will expire at 5:00 p.m., New York City time, on Tuesday, February 18, 2003, unless further extended by Grupo TMM, with respect to one or both series of the notes. All other terms and conditions of the exchange offers remain the same. As of 5:00 p.m., New York City time, on February 11, 2003, the original expiration date of the exchange offers, approximately 30.64% of the outstanding 2003 notes, or $54,198,000 principal amount, had been tendered and not withdrawn, and 54.58% of the outstanding 2006 notes, or $109,164,000 principal amount, representing a majority of the 2006 notes, had been tendered and not withdrawn.

Salomon Smith Barney Inc. is acting as the dealer manager for the exchange offers and consent solicitations.

Headquartered in Mexico City, Grupo TMM is Latin America's largest multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM also has a significant interest in TFM, which operates Mexico's Northeast railway and carries over 40 percent of the country's rail cargo. Grupo TMM's web site address is www.grupotmm.com and TFM's web site is www.gtfm.com.mx. Grupo TMM is listed on the New York Stock Exchange under the symbol TMM and Mexico's Bolsa Mexicana de Valores under the symbol TMM A.

The exchange offers and consent solicitations are made solely by the prospectus dated December 26, 2002, the related letter of transmittal and consent, and any amendments or supplements thereto. Copies of the prospectus and transmittal materials can be obtained from Mellon Investor Services LLC, the information agent for the exchange offers and consent solicitations, at the following address:

Mellon Investor Services
44 Wall Street, 7th Floor
New York, NY 10005
(888) 689-1607 (toll free)
(917) 320-6286 (banks and brokers)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Grupo TMM Notes. The exchange offers and consent solicitations are not being made to, nor will tenders be accepted from, or on behalf of, holders of existing Notes in any jurisdiction in which the making of the exchange offers and consent solicitations or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where securities, blue sky laws or other laws require the exchange offers and consent solicitations to be made by a licensed broker or dealer, the exchange offers and consent solicitations will be deemed to be made on behalf of Grupo TMM by the dealer manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.